Exhibit 99.1

FangDD Reports Third Quarter 2021 Unaudited Financial Results

Shenzhen, China, November 19, 2021 (GlobeNewswire) - Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or “the Company”), a leading property technology company in China, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial Highlights

•	Revenue in the third quarter of 2021 decreased by 57.8% to RMB 169.2 million (US$26.3 million) from RMB401.4 million in the second quarter of 2021. Because of the continuous downturn status of real estate market and the corresponding measures that the Company has taken to reduce its business scale, the revenue in the third quarter of 2021 did not meet our expectation made in the second quarter.

•	Net loss was RMB355.0 million (US$55.1 million) in the third quarter of 2021, which included a provision of RMB253.0 million (US$39.3 million) for impairment of certain assets in the third quarter of 2021, such as impairment of accounts receivable due from developers because of their tighter financial conditions, as well as impairment of goodwill, intangible assets and accounts receivable due from individuals as a result of the Company’s substantial reduction of its Yuancui business under the situation of continuous downturn of resale property transactions market. This is compared to a net loss of RMB139.0 million in the second quarter of 2021.

•	Non-GAAP net loss[1] was RMB343.4 million (US$53.3 million) in the third quarter of 2021, compared to a non-GAAP net loss of RMB127.9 million in the second quarter of 2021.

Third Quarter 2021 Operating Highlights

•	The number of closed-loop agents[2] was 10.6 thousand in the third quarter, representing a decrease of 44.2% from 19.0 thousand in the second quarter of 2021.

•	Total closed-loop GMV[3] facilitated on the Company’s platform decreased by 48.5% to RMB15.2 billion (US$2.4 billion) in the third quarter of 2021 from RMB29.6 billion in the second quarter of 2021. New property and resale property contributed RMB9.3 billion (US$1.4 billion) and RMB5.9 billion (US$0.9 billion), respectively, to the total closed-loop GMV in the third quarter of 2021. The decline in closed-loop GMV was mainly due to the continued downturn status of real estate market and the corresponding measures that the Company has taken to reduce its business scale.

1 Non-GAAP net loss is defined as net loss excluding share-based compensation expenses. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Closed-loop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

3 “Closed-loop GMV” refers to the GMV of closed-loop transactions facilitated in the Company’s marketplace during the specified period. Closedloop transactions refer to property transactions in which the major steps are completed or managed by real estate agents in the Company’s marketplace.

Mr. Yi Duan, Chairman and Co-Chief Executive Officer of FangDD, commented, “Impacted by the macroeconomic regulation and the tightening of mortgage loans, the real estate market has rapidly cooled off and credit risk for developers has been intensifying. We expect that new and resale property transactions will remain vulnerable to macro challenges for an extended period. However, from a long-term perspective, we believe that under the current policies guided by the principle that housing is for living in but not for speculation, the industry will enter a new era of healthy and steady development following the market adjustment. Industry participants’ demand for the digital transformation of real estate assets and in-depth asset management services will stand strong, and give rise to new growth opportunities for the industry.”

Mr. Xi Zeng, Co-Chief Executive Officer of FangDD, stated, “In the third quarter of 2021, we focused on improving our risk control by placing greater attention on the credit risk of developers for new property transaction businesses, actively withdrawing from high-risk projects, and serving high-quality developers. For our SaaS business, we focused on cooperating with certain key accounts to establish a benchmark and achieved an integrated system with a top-tier real estate developer. For resale property transactions, we implemented preemptive measures prior to market changes to successfully control loss and prevent risk escalation. Furthermore, we have expanded the scope of our real estate asset service business to cover parking space and service apartments. We continue to add value on top of asset transactions to revitalize assets and achieve superior operating efficiency.”

Ms. Jiaorong Pan, Chief Financial Officer of FangDD, added, “We believe that in the current context of the industry upgrade and transformation, the development of the real-estate industry will become more standardized, transparent, and diverse in the long-term. While the industry is in a short-term downward trajectory, we will strengthen our cooperation with developers and secure the accounts receivable based on our assessment of the credit risks of developers. Meanwhile, we will focus on effective cost control, optimizing our cost structure, refining our management procedures, trimming down unnecessary costs, and enhancing our company’s resilience against risks.”

Third Quarter 2021 Financial Results

REVENUE

Revenue in the third quarter of 2021 decreased by 57.8% to RMB169.2 million (US$26.3 million) from RMB401.4 million in the second quarter of 2021. The decrease was mainly due to: i) the decrease in total closed-loop GMV facilitated on the Company’s platform by 48.5% to RMB15.2 billion (US$2.4 billion) from RMB29.6 billion in the second quarter of 2021 resulting from the real estate market’s continued downturn, and ii) the corresponding measures that the Company has taken to adjust its business scale. Specifically, for the new property transaction service business, the Company strategically reduced its business scale of providing new property transaction services to avoid vicious competition; for the resale property transaction service business, the Company substantially reduced its Yuancui business in the third quarter to avoid further losses.

Despite the current challenges, the Company has continued to optimize its revenue mix and prioritized the generation of revenues from value-added services and new business initiatives, including its SaaS solutions for various platform participants. Revenue from SaaS solutions increased by 38.8% to RMB3.2 million (US$0.5 million) in the third quarter of 2021 from RMB2.3million in the second quarter of 2021. The increase was primarily attributable to an increase in the number of new property projects which we provide SaaS solutions for developers.

COST OF REVENUE

Cost of revenue in the third quarter of 2021 decreased by 51.8% to RMB163.2 million (US$25.3 million) from RMB338.9 million in the second quarter of 2021. The decrease was primarily due to the significant drop in revenue for both new property and resale property transaction services, which resulted in a decrease in the commission fees payable to agents for their services rendered.

GROSS PROFIT

Gross profit in the third quarter of 2021 decreased by 90.4% to RMB6.0 million (US$0.9 million) from RMB62.5 million in the second quarter of 2021. Gross margin in the third quarter of 2021 decreased to 3.5% from 15.6% in the second quarter of 2021.

OPERATING EXPENSES

Operating expenses in the third quarter of 2021, which included RMB11.7 million (US$1.8 million) in share-based compensation expenses, increased by 54.3% to RMB316.4 million (US$49.1 million) from RMB205.1 million in the second quarter of 2021, which included RMB11.1 million in share-based compensation expenses.

•	Sales and marketing expenses in the third quarter of 2021 decreased to RMB8.6 million (US$1.3 million) from RMB13.1 million in the second quarter of 2021. The decrease was primarily due to an optimized sales department composition, the reduced spending on marketing activities related to new property transaction services, reduced scale of the Yuancui business for resale property transactions, and increasing focus on new SaaS solutions and other value-added services offered to various platform participants in the third quarter of 2021.

•	Product development expenses in the third quarter of 2021 were RMB40.3 million (US$6.3 million) compared to RMB64.5 million in the second quarter of 2021. This decrease was attributable to the decreases in personnel-related expenses following the Company’s decision to halt further investments in research and development for its Yuancui business and heightened focus on the research and development of its value-added services and SaaS solutions.

•	General and administrative expenses in the third quarter of 2021 were RMB267.5 million (US$41.5 million) compared to RMB127.5 million in the second quarter of 2021. This increase was mainly due to: i) the increase in provision of impairment of certain assets, such as accounts receivable due from developers and other accounts receivable of project deposits, to RMB 201.9 million (US$31.3 million) in the third quarter of 2021 from RMB79.1 million in the second quarter of 2021, and ii) an increase in expenses of dismiss welfare in connection with the actions that the Company had taken to improve operating efficiency, including the action to reduce redundant positions due to the expected continuation of the current market condition in the foreseeable future.

NET LOSS

Net loss was RMB355.0 million (US$55.1 million) in the third quarter of 2021, compared to a net loss of RMB139.0 million in the second quarter of 2021.

Non-GAAP net loss was RMB343.4 million (US$53.3 million) in the third quarter of 2021, compared to a non-GAAP net loss of RMB127.9 million in the second quarter of 2021.

NET LOSS PER ADS

Basic and diluted net loss per American Depositary Share (“ADS”) in the third quarter of 2021 were both RMB4.13 (US$0.64). In comparison, the Company’s basic and diluted net loss attributable to ordinary shareholders per ADS in the second quarter of 2021 were both RMB1.64. Each ADS represents 25 of the Company’s Class A ordinary shares.

LIQUIDITY

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash, and short-term investments of RMB632.9 million (US$98.2 million), short-term bank borrowings of RMB220.2 million (US$34.2 million), and un-utilized bank facilities of RMB180.0 million (US$27.9 million).In the third quarter of 2021, net cash used in operating activities decreased to RMB12.8 million (US$2.0 million) from RMB53.0 million in the second quarter of 2021.

Business Outlook

Due to the impact of Covid-19 on certain core markets and the resulted uncertainty in the company's business performance in the near term, the Company expects its revenue to be between RMB130 million and RMB150 million in the fourth quarter of 2021. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Friday, November 19, at 7:30 A.M. Eastern Time (or 8:30 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Fangdd Network Group Ltd Third Quarter 2021 Earnings Conference Call
Conference ID:	#6464869
Registration Link:	http://apac.directeventreg.com/registration/event/6464869

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process before the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through November 27, 2021, by dialing the following numbers:

International:	+61-2-8199-0299
United States:	+1-855-452-5696
Hong Kong, China:	+800963117
Replay Code:	#6464869

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.fangdd.com/.

Exchange Rate

This press release contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars, in this press release, were made at a rate of RMB6.4434 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2021. The Company makes no representation that the Renminbi or U.S. dollar amounts referred could be converted into U.S. dollar or Renminbi, as the case may be, at any particular rate or at all.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income (loss) from operations, non-GAAP operating margin, non-GAAP net income (loss) and non-GAAP net margin by excluding share-based compensation expenses from income (loss) from operations and net income (loss). The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments. Using the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results. These non-GAAP financial measures should be considered in addition to financial measures prepared under GAAP, but should not be considered a substitute for, or superior to, financial measures prepared under GAAP. The Company compensates for these limitations by reconciling these non-GAAP financial measures to the most directly comparable U.S. GAAP measures, which should be considered when evaluating the Company’s performance. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About FangDD

Fangdd Network Group Ltd. (NASDAQ: DUO) (“FangDD” or the “Company”) is a leading property technology company in China，operating one of the largest online real estate marketplaces in the country. Through innovative use of mobile internet, cloud and big data, FangDD has fundamentally revolutionized the way real estate agents conduct business through a suite of modular products and services powered by SaaS tools, productions and technology. Of the approximately 2.0 million real estate agents in China, more than 1.6 million were on its platform as of December 31, 2020. For more information, please visit http://ir.fangdd.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “hope,” “going forward,” “intend,” “ought to,” “plan,” “project,” “potential,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should,” “is likely to” and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about FangDD’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as FangDD’s strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following. The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. FangDD’s plan to attract new and retain existing real estate agents, expand property listings, develop new products and increase service offerings might not be carried out as expected. FangDD might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and FangDD undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

FangDD

Ms. Linda Li

Director, Capital Markets Department

Phone: +86-0755-2699-8968

E-mail:ir@fangdd.com

ICR, LLC.

Robin Yang

Phone: +1(646) 308-1649

E-mail: FangDD@icrinc.com

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS DATA

(All amounts in thousands of Renminbi, except for share and per share data)

	As of December 31,	As of September 30,
	2020	2021
Assets
Current assets
Cash and cash equivalents	843,448	606,368
Restricted cash	92,582	12,367
Short-term investments	9,000	14,150
Accounts receivable, net	2,252,103	1,314,904
Loans to equity method investees	92,116	-
Prepayments and other current assets	185,960	361,169
Total current assets	3,475,209	2,308,958

Total assets	4,047,952	2,793,767

LIABILITIES
Current liabilities
Short-term bank borrowings	443,444	220,180
Accounts payable	1,796,304	1,388,756
Customers’ refundable fees	36,074	33,269
Accrued expenses and other payables	281,648	224,676
Income taxes payable	510	971
Total current liabilities	2,557,980	1,867,852

Total liabilities	2,581,954	1,893,261

Total Fangdd Network Group Ltd. shareholders' equity	1,443,463	906,210
Non-controlling interests	22,535	(5,704)
Total equity	1,465,998	900,506

Total liabilities and equity	4,047,952	2,793,767

Fangdd Network Group Ltd.

SELECTED UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) DATA

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2021	2020	2021
Revenue	819,091	169,215	1,828,889	861,675
Cost of revenue	(626,800)	(163,218)	(1,466,252)	(759,873)
Gross profit	192,291	5,997	362,637	101,802

Operating expenses:
Sales and marketing expenses	(1,533)	(8,568)	(5,815)	(59,563)
Product development expenses	(65,031)	(40,314)	(230,505)	(142,057)
General and administrative expenses	(102,265)	(267,536)	(275,845)	(460,213)
Total operating expenses	(168,829)	(316,418)	(512,165)	(661,833)

Loss from operations	23,462	(310,421)	(149,528)	(560,031)

Net loss	21,905	(355,047)	(128,527)	(598,914)
Net loss attributable to minority shareholders	-	18,323	-	27,973
Net loss attributable to ordinary shareholders	21,905	(336,724)	(128,527)	(570,941)

Net loss	21,905	(355,047)	(128,527)	(598,914)
Other comprehensive (loss) income
Foreign currency translation adjustment, net of nil income taxes	(17,499)	1,272	(7,719)	(2,643)
Total comprehensive loss, net of income taxes	4,406	(353,775)	(136,246)	(601,557)
Total comprehensive loss attributable to minority shareholders	-	18,323	-	27,973
Total comprehensive loss attributable to ordinary shareholders	4,406	(335,452)	(136,246)	(573,584)

Net loss per share
- Basic	0.01	(0.17)	(0.06)	(0.28)
- Diluted	0.01	(0.17)	(0.06)	(0.28)
Net loss per ADS
- Basic	0.28	(4.13)	(1.61)	(7.08)
- Diluted	0.26	(4.13)	(1.61)	(7.08)
Weighted average number of ordinary shares used in computing net loss per share, basic and diluted
- Basic	1,996,169,094	2,037,242,247	1,992,368,906	2,016,469,242
- Diluted	2,093,879,582	2,037,242,247	1,992,368,906	2,016,469,242

Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2020	2021	2020	2021
GAAP loss from operations	23,462	(310,421)	(149,528)	(560,031)
Share-based compensation expenses	26,100	11,663	78,447	34,619
Non-GAAP loss from operations	49,562	(298,758)	(71,081)	(525,412)

GAAP net loss	21,905	(355,047)	(128,527)	(598,914)
Share-based compensation expenses	26,100	11,663	78,447	34,619
Non-GAAP net income/(loss)	48,005	(343,384)	(50,080)	(564,295)

GAAP operating margin	2.9%	(183.4)%	(8.2)%	(65.0)%
Share-based compensation expenses	3.2%	6.9%	4.3%	4.0%
Non-GAAP operating margin	6.1%	(176.6)%	(3.9)%	(61.0)%

GAAP net margin	2.7%	(209.8)%	(7.0)%	(69.5)%
Share-based compensation expenses	3.2%	6.9%	4.3%	4.0%
Non-GAAP net margin	5.9%	(202.9)%	(2.7)%	(65.5)%